

September 27, 2024

Wes Cummins
Chief Executive Officer
Applied Digital Corporation
3811 Turtle Creek Blvd., Suite 2100
Dallas, TX 75219

      Re: Applied Digital Corporation
            Registration Statement on Form S-1
            Filed September 23, 2024
            File No. 333-282293

Dear Wes Cummins:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alexandra Barone at 202-551-8816 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Steven E. Siesser, Esq.